TRANSGLOBE ENERGY CORPORATION PROVIDES
MID-QUARTER UPDATE FOR Q4 2011 AND 2012 FORECASTS

TSX: “TGL” & NASDAQ: “TGA”

The news release issued December 19, 2011 contained an error. The Dated Brent Oil price of $65.00/Bbl in the Funds Flow from Operations section should have been $80.00/Bbl.

Calgary, Alberta, December 20, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the fourth quarter of 2011 and 2012 Forecasts. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  West Bakr deed of assignment approved by Egyptian Government;
  Total Q4 average production to date of 11,779 barrels of oil per day (“Bopd”), 12% lower than Q3 (Block S-1 Yemen shut-in since October 8);
  West Gharib Q4 average production to date of 11,202 Bopd;
  Yemen Q4 average production to date of 577 Bopd;
  Continued success in an expanding Nukhul development at West Gharib;
  Three drilling rigs currently working on West Gharib leases in Egypt.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the fourth quarter, the Company has drilled eleven wells in the Arta/East Arta area resulting in eight oil wells, one potential oil well, one water injector and one dry hole to date. Two drilling rigs are scheduled to remain in the West Gharib area into 2012. The third rig (1,500 HP) will be released in late December, at the end of the contract.

Production
West Gharib production averaged 10,918 Bopd in October and 11,250 Bopd in November. Production to date in December has averaged 11,746 Bopd.

Production during the fourth quarter was curtailed due to process capacity constraints at the GPC operated Ras Gharib terminal. By mid-July the increased trucked volumes at West Gharib were exceeding the process capacity to receive oil and water at the GPC terminal. The

Company initiated a number of projects to reduce the amount of water trucked with the oil and to increase tankage/processing capacity allocations at the GPC terminal.

Production increases in November and December are attributed to improved water separation in the field and to new wells. In addition, the Company commissioned a new multi-well battery in the Arta field during the second week of December, which will improve water separation in the field and increase oil sales.

It is estimated that approximately 700 Bopd remains curtailed.

West Bakr, Arab Republic of Egypt (SUBJECT TO CLOSING, 100% working interest, TransGlobe operated)

On March 28, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010, subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”).

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession and is producing approximately 4,000 Bopd gross (before the production sharing split with the Government of Egypt). The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

The Company has been advised that the Deed of Assignment has received final approval from the Government of Egypt. TransGlobe expects to close the acquisition prior to year-end or in early January 2012.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
On July 12, 2011, the Safwa development lease was approved by the Government of Egypt. The Safwa development lease has a 20-year term expiring in 2031 and covers approximately 11,040 acres or 15 development blocks. The Safwa Development lease could be extended an additional 5 years to 2036.

The East Ghazalat exploration concession is in the first two-year extension period which expires June, 2012. An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed a 2012 budget and work plan to complete and equip the existing four wells for production commencing in Q2 and to drill up to four new wells by year end.

It is expected that the existing wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light, sweet crude (34° API) to the Company.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein Concession for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval following the closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension to April 5, 2014 is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)

Production
Production from Block 32 averaged 2,935 Bopd (405 Bopd to TransGlobe) in October and 2,783 Bopd (384 Bopd to TransGlobe) in November. December production has averaged approximately 3,174 Bopd (438 Bopd to TransGlobe) to date. The export pipeline system to the Indian Ocean has not been impacted by recent political unrest in Yemen.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The second exploration period has a current expiry date of January 11, 2012. All work commitments of the Second exploration period have been completed. The Operator has submitted a request for a nine month extension (subject to Government approval) which would extend the exploration period to September 11, 2012.

Block S-1, Republic of Yemen (25% working interest)

Production
Production averaged approximately 1,680 Bopd (420 Bopd to TransGlobe) during October which was impacted by the shut-in of the export pipeline on October 8. The oil export pipeline from Marib to the Ras Eisa port on the Red Sea remains shut-in. Production from TransGlobe’s An Nagyah field on Block S-1 is shut-in until repairs to the export pipeline can be completed. The pipeline has been the target of a number of attacks since production resumed in mid-July (ending a four month shut-in period) and was typically repaired within 24 to 48 hours, which did not impact production. The most recent attacks on the pipeline have not been repaired due to local tribal groups preventing access to the pipeline. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
One exploration well was planned as part of the 2011 Block S-1/75 drilling program. The operator has declared Force Majeure under the PSA due to logistics and security concerns.

2012 Capital Budget

TransGlobe has estimated its initial 2012 Capital Budget will be between $70 and $90 million (firm plus contingent) excluding acquisitions. It is anticipated the Company will fund its 2012 Capital Budget from funds flow from operations and working capital. Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2012 Estimated Production and Funds Flow from Operations

TransGlobe is estimating base production for 2012 at 16,000 to 20,000 barrels of oil per day (“Bopd”). The mid-point of 18,000 Bopd represents a 50% increase over the estimated 2011 production of 12,000 Bopd. The variables in production estimates include: Government approvals, the start of production at East Ghazalat and South Alamein, and the repair of the export pipeline for Block S-1 in Yemen.

Funds flow from operations is estimated to be $133 million ($1.76/share) based on an average Dated Brent oil price of $90.00/Bbl using the mid-point of the production estimate of 18,000 Bopd. The 2012 funds flow from operations sensitivity to a change in oil price is approximately $14 million per $10.00 change in Dated Brent. Funds flow from operations would be $147 million ($1.95/share) at $100.00/Bbl Dated Brent and $119 million ($1.57/share) at $80.00/Bbl.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com